SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                         ________________________




                                 FORM 8-K

                              CURRENT REPORT


                  Pursuant to Section 13 or 15(d) of the
                      Securities Exchange Act of 1934


Date of Report (Date of earliest event reported):  February 17, 1994


                             ETHYL CORPORATION
                  (Exact name of as specified in charter)


      Virginia                1-5112              54-0118820
      --------                ------              ----------
   (State or other          (Commission          (IRS Employer
   jurisdiction of          File Number)       Identification No.)
    incorporation)




330 South Fourth Street, Richmond, Virginia          23219
(Address of principal executive offices)          (Zip Code)




Registrant's telephone number, including area code:  804-788-5000

Item 2. Acquisition or Disposition of Assets.

     On February 17,1994, Ethyl Corporation, a Virginia corporation ("Ethyl" or the "Company") announced that it would distribute to its shareholders all of the outstanding shares of its wholly-owned subsidiary, Albemarle Corporation, a Virginia corporation ("Albemarle"). Following the Distribution, Albemarle will own, directly or indirectly, the olefins and derivatives, bromine chemicals and specialty chemicals businesses (the "Chemicals Businesses") formerly owned, directly or indirectly, by Ethyl. Ethyl's ongoing operations will consist of its petroleum additives and pharmaceutical businesses (the "Ethyl Businesses").

     At the close of business on February 28, 1994 (the "Distribution Date"), Ethyl will deliver certificates representing all of the common stock of Albemarle, without par value ("Albemarle Common Stock"), outstanding as of the Distribution Date to Harris Trust and Savings Bank (the "Distribution Agent"), for distribution (the "Distribution") to the holders of record of the Company's common stock, par value $1.00 per share ("Ethyl Common Stock"), as of the Distribution Date. The Distribution Agent is expected to mail certificates representing the distributed Albemarle Common Stock to the holders of shares of Ethyl Common Stock on or about March 10, 1994. The Distribution ratio is one share of Albemarle Common Stock for every two shares of Ethyl Common Stock.

     Additional information concerning the Distribution is contained in an information statement dated February 17, 1994 (the "Information
Statement"), copies of which are being mailed to holders of Ethyl Common Stock, and a copy of which is filed as an Exhibit to this Form 8-K.

                                 * * * * *

Item 5.  Other Events.

     The following information is provided with respect to Ethyl and its operations following the Distribution:

Description of Business

     The Company will continue to be a major producer of petroleum additives. It also will continue to own Whitby, Inc. ("Whitby"), which markets and distributes finished pharmaceuticals. Following the Distribution, the Company will employ approximately 1,700 people.

     Petroleum Additives. The Company's petroleum additives business includes fuel additives and lubricant additives. Fuel additives increase the quality of gasolines and diesel fuel by raising the level of octane and cetane, retain the quality of fuel over time, maintain engine cleanliness, protect metals and reduce friction and wear and reduce emissions. Fuel additives are used in fuels for over-the-road and off-highway vehicles, prop and jet aircraft, railroad, marine and other gasoline, diesel or synfuel powered engines as well as home heating oil. Lubricant additives extend the useful life of an oil, provide protection against wear and corrosion of metallic parts, protect seals, withstand extremely high temperatures and pressures, maintain viscosity and increase the adhesion of oils to metallic parts. Lubricant additives are used in oils, fluids and greases for over-the-road and off-highway vehicles, aircraft, power tools, marine, railroad, industrial and other equipment, machinery and processes requiring lubrication.

     Gasoline fuel additive products include lead and manganese antiknock compounds to increase octane and prevent power loss due to early or late combustion (engine knock); hindered phenolic antioxidants to prevent thermal degradation during storage and transport; corrosion inhibitors to prevent fuel storage and pumping system failures; detergent packages to keep carbon deposits from forming on fuel injectors, intake valves or carburetors and in combustion chambers; and dyes to provide color differentiation.

     Lead antiknock compounds, which are sold worldwide to petroleum refiners, remain one of the Company's largest product lines. The Company estimates that it accounts for approximately one-third of the total worldwide sales of lead antiknock compounds.

     Lead antiknock compounds have been subject to regulations restricting the amount that can be used in gasoline in the United States for a number of years and in Canada since 1990. The North American market for these products in motor vehicles has effectively been eliminated, but the market for their use in piston aircraft and certain other applications has remained at about the same level for years and is expected to remain stable. As the Company has forecasted and planned, the market for these products in other major markets, particularly Western Europe, continues to decline as the use of unleaded gasoline grows.

     After excluding the Chemical Businesses, the operating profit contribution of lead antiknock compounds is estimated to have declined to approximately 70% in 1993 from approximately 80% in 1992 which had increased from approximately 75% in 1991. The decline in 1993 percentage contribution primarily reflected an increase in profits from non-lead antiknock products and a 1993 charge resulting from the planned cessation of lead antiknock compound production at the Company's Canadian plant. In recent years, the Company has been able to offset a continuing decline in shipments of lead antiknock compounds with higher margins due primarily to significant increases in selling prices. Any further decline in the use of lead antiknocks will adversely affect profit and sales contributions unless the Company can offset such declines with increased market share and/or higher selling prices.

     The Company currently produces some of its lead antiknock compounds in its subsidiary's Canadian plant and obtains additional quantities under a supply agreement with E. I. DuPont de Nemours & Company. On January 11, 1994, the Company announced (i) an agreement with The Associated Octel Company Limited ("Octel") of London in which Octel has agreed to allocate a portion of its production capacity of lead antiknock compounds to the Company for sale and distribution through the Company's worldwide network and (ii) that the Company's Canadian subsidiary would cease production of lead antiknock compounds at its Canadian plant by March 31, 1994. The agreement continues so long as the Company determines that a market continues to exist for lead antiknock compounds. Under the agreement with Octel, the Company has the right to purchase from Octel antiknock compounds estimated to be sufficient to cover the Company's needs in any contract year. Purchases are at a fixed initial price per pound with periodic escalations and adjustments.

     In addition to the supply agreement, Octel and the Company have agreed that the Company will assume the distribution for Octel of any of its lead antiknock compounds that are shipped in bulk.

     The Company believes the agreements with Octel will assure it of an ongoing efficient source of supply for lead antiknock compounds as the worldwide demand for these products continues to decline. It does not anticipate that the cessation of its Canadian antiknock operations and the entry into the Octel supply agreement will adversely affect its relations with its customers, nor will these changes have a material effect on its future results of operations. The Company and Octel will continue to compete vigorously in sales and marketing of lead antiknock compounds.

     The Company also sells manganese-based antiknock compounds ("MMT"), which are used in unleaded gasoline in Canada. The Company conducted extensive testing of this product prior to filing a request in 1990 for a fuel-additive waiver from the United States Environmental Protection Agency (the "EPA") required to begin marketing the additive for use in unleaded gasoline in the United States. The Company voluntarily withdrew its waiver application in November 1990 after public hearings and detailed exchanges of information with the EPA, when the EPA raised several health and environmental questions near the end of the 180-day statutory review period. The Company continued testing and filed a new waiver request in July, 1991, followed by additional public hearings and detailed exchanges of information with the EPA. In January, 1992, the EPA denied the Company's application for a waiver. An appeal was filed with the United States Court of Appeals for the District of Columbia Circuit contesting the EPA's denial of the application for a waiver for the use of the additive in unleaded gasoline. In April, 1993 the Court remanded the case to the EPA for reconsideration within 180 days of its denial of the Company's waiver application, directing the EPA to consider new evidence and make a new decision. On November 30, 1993, the EPA determined that emissions data contained in the Company's application satisfy all Clean Air Act standards, but reported that it was not able to complete its assessment of the overall public health implications of manganese. The Company and the EPA mutually agreed to an 180-day extension to resolve this last remaining issue.

     The Company also produces diesel fuel additive products, including cetane improvers for consistent combustion and power delivery; amine stabilizers and hindered phenolic antioxidants to prevent degradation during storage and transport; cold flow improvers to enhance fuel pumping under cold-weather conditions; detergent packages to keep carbon deposits from forming on fuel injectors and in combustion chambers; dyes for fuel identification and leak detection; lubricity agents; and a conductivity modifier to neutralize static charge build-up in fuel and products for home heating oils.

     In addition to fuel additives, the Company's petroleum additives products consist of lubricant additives. Lubricant additive products include (i) engine oil additive packages for passenger car motor oils for gasoline engines, heavy-duty diesel oils for diesel powered vehicles, diesel oils for locomotive, marine and stationary power engines and two-stroke oils for two-cycle engines, (ii) specialty additive packages for automatic transmission fluids, automotive and industrial gear oils, hydraulic fluids and industrial oils, and (iii) components for engine oil and specialty additive packages such as antioxidants to resist high-temperature degradation, antiwear agents to protect metal surfaces from abrasion, detergents to prevent carbon and varnish deposits from forming on engine parts, dispersants to keep engine parts clean by suspending insoluble products of fuel combustion and oil oxidation, friction reducers to facilitate movement, pour point depressants to enable oils to flow at cold temperatures, corrosion inhibitors to protect metal parts, and viscosity-index improvers to control oils' rate of flow at low and high temperatures.

     The market for lubricant additives is experiencing significant changes as a result of market and regulatory demands for better fuel economy, reduced emissions and cleaner oils that have led to new equipment design and more stringent performance requirements. Such requirements mean reformulation of many products, new product development and more product qualification tests. A major petroleum additives research complex in Richmond, Virginia is scheduled for completion in the summer of 1994. The June 1992 acquisition of the petroleum additive products and technologies of Amoco Petroleum Additives Company ("Amoco") and their subsequent integration into the Company's product lines also has been part of a major ongoing effort to expand and improve the product lines of the petroleum additives business.

     A majority of the Company's production of petroleum additives is in the United States. The Company also has production facilities in Feluy, Belgium.

     Fuel additives for gasoline, diesel fuels and heating oils are sold directly to petroleum refiners and marketers, terminals and blenders. Lubricant additive packages are sold directly to companies producing finished oils and fluids.

     Major raw materials used by the petroleum additives business include polybutenes, process oils, sodium and lead metals, 2-ethyl-1-hexanol and isobutylene as well as electricity and natural gas as fuels, which are purchased at prices the Company believes are competitive.

     The Company's petroleum additives businesses operate in highly competitive markets, most of which involve a limited number of competitors. The competitors are both larger and smaller than the Company in terms of resources and market share. Competition in connection with all of the Company's petroleum additive products requires continuing investments in research and development of new products or leading technologies, in continuing product and process improvements and in providing specialized customer services.

     Pharmaceuticals. Whitby offers a complete line of hydrocodone-based analgesic products, including LORTAB(TM) products, which compete in the codeine combinations subsegment of the narcotic analgesic market, VICON(TM) products, which include prescription and over-the-counter vitamin and mineral products, and THEO-24(TM) products, which consist of a series of varying dosage bronchodilators in the theophylline class. Other products include WINSOR(TM) brand prescription dosage ibuprofen and over-the-counter products such as vitamin supplements and CORTICAINE(TM), a cortisone cream.

     Third-party manufacturers inspected by the United States Food and Drug Administration formulate and produce Whitby's products according to Whitby's specifications.

     Whitby sells its products to wholesalers, large pharmacy chains and institutional purchasers such as hospital chains and health maintenance organizations.

     Research and Patents. With respect to the petroleum additives businesses, the Company spent approximately $45 million, $42 million and $34 million in 1993, 1992 and 1991, respectively, on research and development, which qualified under the technical accounting definition of research and development. Total research and development and technical support spending with respect to the petroleum additives businesses for 1993 was approximately $76 million, including $31 million related to technical services support to customers, testing of existing products, cost reduction, quality improvement and environmental studies. In December, 1993, the Company announced that it was discontinuing Whitby's pharmaceutical research operations.

     Excluding the Chemicals Businesses, the Company owns over 800 active United States and foreign patents, including 29 United States patents and 83 foreign patents issued in 1993. Some of these patents are licensed to others. In addition, rights under the patents and inventions of others have been acquired by the Company through licenses. The Company will transfer to Albemarle patents and patent applications relating to the Chemicals Businesses, will license Albemarle to use technology relating to the Chemicals Businesses and will grant Albemarle limited rights to manufacture and sell MMT. Albemarle will license the Company to use certain patents and technology owned by Albemarle the use of which has application to the Ethyl Businesses. The Company's patent position is actively managed and is deemed by it to be adequate for the conduct of its business.

     Environmental Requirements. The Company is subject to federal, state and local requirements regulating the handling, manufacture or use of materials (some of which are classified as hazardous or toxic by one or more regulatory agencies), the discharge of materials into the environment and the protection of the environment. It is the Company's policy to comply with these requirements and to provide workplaces for employees that are safe, healthful and environmentally sound and that will not adversely affect the safety, health or environment of communities in which the Company does business. The Company believes that as a general matter its policies, practices and procedures are properly designed to prevent any unreasonable risk of environmental damage, and of resulting financial liability, in connection with its business.

     The Clean Air Act Amendments of 1990 ("the Amendments") became law on November 15, 1990. Because the EPA and the states are still in the process of completing and implementing definitive regulations interpreting the Amendments and establishing detailed requirements, the Company is unable at this time to make any detailed assessment of the effect of the Amendments on its earnings or operations.

     Among other environmental requirements, the Company is subject to the federal Comprehensive Environmental Response, Compensation and Liability Act ("Superfund"), and similar state laws, under which the Company has been designated as a potentially responsible party ("PRP") that may be liable for a share of the costs associated with cleaning up various hazardous waste sites, some of which are on the EPA's Superfund national priority list. In most cases where the Company has been identified as a PRP, participation is de minimis. Further, almost all of the sites represent environmental issues that are quite mature and that have been investigated, studied and in many cases settled. In de minimis PRP matters, the Company's policy generally is to negotiate a consent decree and to pay any apportioned settlement, enabling the Company to be effectively relieved of any further liability as a PRP, except for remote contingencies. In other than de minimis PRP matters, the Company's records indicate that unresolved exposures are expected to be immaterial. The Company accrues and expenses its proportionate share of PRP costs in accordance with Statement of Financial Accounting Standards No. 5 and Financial Accounting Standards Board Interpretation No. 14. Because the Company's management has been actively involved in evaluating environmental matters, the Company is able to conclude that the outstanding environmental liabilities for unresolved PRP sites for which the Company would not be a de minimis participant should not be material.

     Compliance with government pollution-abatement and safety regulations usually increases operating costs and requires remediation costs and investment of capital that in some cases produces no monetary return. With respect to the Ethyl Businesses, operating and remediation costs charged to expense were approximately $13 million in 1993 versus $12 million in 1992 and $6 million in 1991 (excluding depreciation of previous capital expenditures) and are expected to be somewhat higher in the next few years than in the past. Capital expenditures for pollution-abatement and safety projects, including such costs that are included in other projects, were approximately $4 million in 1993 compared with $7 million and $6 million for the years 1992 and 1991, respectively. For each of the next few years, capital expenditures for these types of projects are likely to be in the same range as in recent years. Management's estimates of the effects of compliance with governmental pollution-abatement and safety regulations are subject to (i) the possibility of changes in the applicable statutes and regulations or in judicial or administrative construction of such statutes and regulations, and (ii) uncertainty as to whether anticipated solutions to pollution problems will be successful, or whether additional expenditures may prove necessary.

     In connection with the Distribution, Albemarle will assume environmental liabilities of the Chemicals Businesses, and the Company will retain such liabilities relating to the Ethyl Businesses.

     Properties. The following is a brief description of the principal plants and related facilities of the Company, all of which are owned except as stated below.


          LOCATION                     PRINCIPAL OPERATIONS

Bracknell, Berkshire, England   Research activities

Feluy, Belgium                  Production of lubricant additives

Houston, Texas                  Production of lubricant additive
                                dispersants and blends; research activities

Natchez, Mississippi            Production of lubricant additives,
                                including mainly detergents

Orangeburg, South Carolina      Production of fuel additives,
(leased land)                   including antioxidants*, diesel fuel cetane
                                improver and manganese antiknocks*

St. Louis, Missouri             Research and product-development activities

Sarnia, Ontario, Canada         Production of lead antiknock compounds**,
                                lubricant additives, cold flow improvers and diesel fuel cetane improvers

Sauget, Illinois                Production of lubricant additives,
                                including detergents, dispersants, antiwear
                                agents, crankcase packages, transmission
                                and gear packages and friction reducers
___________________________________
 *  Will be produced for the Company by Albemarle.
 ** The Company will cease production of lead antiknock compounds by March
    31, 1994.

     The Company believes that its plants are more than adequate at current sales levels. Operating rates of plants vary with product mix and normal seasonal sales swings. The Company believes that its plants generally are in good operating condition. The Company is constructing a new research and product-development facility in Richmond, Virginia scheduled for startup in the summer of 1994. At that time, research and product-development activities at St. Louis, Missouri will be phased out. All losses in connection with the discontinuance of the St. Louis operations have been fully provided for. The Company also is partially replacing the manufacturing capacity of Amoco's Wood River, Illinois lubricant and fuel additives plant from which the Company currently is receiving product under a supply agreement. The new, more efficient facilities are scheduled for start-up in 1995.

     Legal Proceedings. The Company and its subsidiaries are involved from time to time in legal proceedings of types regarded as common in the Company's businesses, particularly administrative or judicial proceedings seeking remediation under environmental laws, such as Superfund, and products liability litigation.

     A 1992 products liability suit is pending in a Minnesota state court against the Company, another chemical company, and the owner and leasing agent of a residence in Minneapolis at which two children are claimed to have been injured by ingesting soil and dust containing lead from peeling paint and automotive emissions. In recent years, many suits have been brought against paint manufacturers and landlords alleging personal injury caused by ingesting lead from paint found in paint chips, dirt and dust. Like these suits, the Minnesota suit just mentioned involves alleged injury from paint lead in chips, dirt and dust, but also involves alleged injury from gasoline lead in dirt and dust, as well. The Company believes the Minnesota suit is without merit with respect to the Company, but since the suit partially rests on a theory of harm to children from eating dirt containing automotive lead emissions, the Company is vigorously defending it.

     While it is not possible to predict or determine the outcome of the proceedings presently pending, in the Company's opinion they will not ultimately result in any liability that would have a material adverse effect upon the results of operations or financial condition of the Company and its subsidiaries on a consolidated basis.

     Albemarle will assume the defense of a number of pending legal and administrative proceedings that are related to the Chemicals Businesses and will assume any liability attributable to those businesses.

     Financings. In connection with the Distribution, the Company has refinanced its existing $700 million credit facility, with a $1 billion credit facility that will be split at the time of the Distribution into a $500 million facility for Albemarle and a $500 million facility for the Company. The Company's $500 million credit facility is with major commercial banks, has a five-year term and is not collateralized. Two options will be available under the Company's new Credit Facility: (i) a competitive advance option provided on an uncommitted basis through an auction mechanism and (ii) a revolving credit option provided on a committed basis. Availability under each option will be reduced by usage under the other option on a dollar-for-dollar basis. The Credit Facility provides for a facility fee to be payable based on the face amount of the Credit Facility, irrespective of usage and a fixed annual administrative fee. The Credit Facility contains certain restrictive financial covenants applicable to the Company. Among other things, the Credit Facility requires the Company to maintain certain financial ratios and contains customary financial and operating covenants, including maintenance of consolidated indebtedness at not more than 60% of the sum of shareholders' equity and consolidated indebtedness, maintenance of minimum shareholders' equity of $250 million and restrictions on the ability of the Company to incur indebtedness, to merge or consolidate, to sell certain assets, and to create, incur or permit the existence of certain liens.
MANAGEMENT

     In connection with the Distribution, the Company's Board of Directors has elected Thomas E. Gottwald as a director effective immediately following the Distribution Date. In addition, the following changes will be made in the Company's executive officers in connection with the
Distribution: Bruce C. Gottwald will become Chairman of the Board, Chairman of the Executive Committee and Chief Executive Officer; Thomas E. Gottwald will become President and Chief Operating Officer; F. D. Gottwald, Jr. will become Vice Chairman of the Board while assuming the duties of Chairman of the Board and Chief Executive Officer of Albemarle; Charles B. Walker will become Vice Chairman of the Board and Chief Financial Officer while also assuming the position of Vice Chairman of the Board and Chief Financial Officer of Albemarle; Dr. William M. Gottwald, President of Whitby, also will become a Senior Vice President of the Company; and E. Whitehead Elmore will become Special Counsel to the Company's Executive Committee and Corporate Secretary, while also becoming Senior Vice President, Secretary and General Counsel of Albemarle. Other officers of the Company will include:

Sampson H. Bass, Jr.          Vice President  Secretary to the Executive
                              Committee

David A. Fiorenza             Vice President  Finance and Controller

C. S. Warren Huang            Vice President  Research and Development

Donald R. Lynam               Vice President  Air Conservation

Steven M. Mayer               Vice President and General Counsel

Ian A. Nimmo                  Vice President  Lubricant Additives

Henry C. Page, Jr.            Vice President  Human Resources

Newton A. Perry               Vice President  Fuel Additives

A. Prescott Rowe              Vice President  External Affairs


Certain Transactions with Albemarle

     The Chemicals Businesses have in the past engaged in numerous transactions with the Ethyl Businesses. Such transactions have included, among other things, the provision of various types of financial support by the Company. Although the Company will continue to provide certain support services to Albemarle and Albemarle will provide certain support services to the Company for a limited period of time after the Distribution, most of such services are expected ultimately to be discontinued. In addition to these services, for a more extended period of time, Albemarle will provide services to the Company at Orangeburg, South Carolina, and Feluy, Belgium and Albemarle and the Company will exchange services at Houston, Texas.

Orangeburg, South Carolina Agreements

     The Orangeburg, South Carolina plant consists of facilities for the production of petroleum additives and specialty chemicals. After the Distribution, Albemarle will operate for the Company the facilities that produce petroleum additives (the "Orangeburg Additives Facility") for a period of ten years, with an option by the Company to extend for an additional ten years. The operating agreement relating to the Orangeburg Additives Facility (the "Orangeburg Operating Agreement") provides that Albemarle will produce certain petroleum additive products meeting the Company's specifications and provide certain services and utilities customarily used by or reasonably necessary to maintain the Orangeburg Additives Facility in accordance with design capacity. At its option and upon 180 days' notice, the Company may assume responsibility for the operation of the Orangeburg Additives Facility, in which event Albemarle would continue to provide certain services and utilities for that facility. The Company will reimburse Albemarle for certain costs specified in the Orangeburg Operating Agreement and will pay to Albemarle a monthly operating fee based on a percentage of such reimbursable costs. Albemarle will produce under a supply contract MMT for the Company in facilities owned by Albemarle. Albemarle also will be licensed by the Company, subject to certain restrictions, to produce and sell MMT for its own account to the extent of any excess not set aside for the Company under the supply contract.

     Albemarle will own the land on which the Orangeburg Additives Facility is located. In conjunction with Albemarle's operation of the Orangeburg Additives Facility for the Company, Albemarle will lease the land to the Company for a period of ten years, with an option by the Company to extend for an additional ten years. Albemarle and the Company will have a separate blending services agreement (the "Orangeburg Blending Agreement"), pursuant to which Albemarle will provide storage, blending and packaging services to the Company in connection with the operation of the Orangeburg Additives Facility. The term of the Orangeburg Blending Agreement will be for ten years, and the Company will have the option to extend for an additional ten years. Pursuant to the Orangeburg Blending Agreement, the Company will reimburse Albemarle for specified costs associated with the blending operations and will pay to Albemarle a monthly operating fee based on a percentage of such reimbursable costs. Pursuant to an antioxidant supply agreement, Albemarle will produce antioxidants for the Company at the Orangeburg plant. The Company will reimburse Albemarle for specified production costs and pay a monthly fee. The antioxidant supply agreement will be for ten years, and the Company will have the option to extend for an additional ten years.

Houston, Texas Agreement

     The Houston, Texas plant consists of facilities for the production of petroleum additives, olefins and derivatives and specialty chemicals. After the Distribution, the Company will own the petroleum additives facility at the Houston plant (the "Houston Additives Facilities"), and Albemarle will own the facilities that produce olefins and derivatives and specialty chemicals.

     Albemarle and the Company will have a reciprocal agreement (the "Houston Services Agreement"), with respect to the operation of the Company's Houston Additives Facilities and Albemarle's chemical operations adjoining the Houston Additives Facilities. Pursuant to the Houston Services Agreement, the Company will provide to Albemarle certain services and utilities related to Albemarle's chemicals operations in Houston, while Albemarle will provide to the Company certain services and utilities related to the Company's petroleum additives operations in Houston. The term of the Houston Services Agreement is ten years, but any party receiving services and utilities may terminate one or more of such services or utilities upon giving 60 days' notice to the other party or may terminate all of such services and utilities upon giving 180 days' notice to the other party. Each party also has the right to extend for an additional ten years the Houston Services Agreement with respect to the services and utilities that it is receiving. Each party providing services will receive from the other party reimbursement of specified costs and a monthly service fee based on a percentage of such reimbursable costs.

Feluy, Belgium Agreement

     The Feluy, Belgium plant consists of facilities for the production of petroleum additives, olefins and derivatives and specialty chemicals. After the Distribution, the Company will own and operate the petroleum additives facility at the Feluy, Belgium plant (the "Feluy Additives Facility"), and Albemarle will own the facilities that produce olefins and derivatives and specialty chemicals at the Feluy plant.

     Albemarle and the Company will have an agreement (the "Feluy Services Agreement"), with respect to the operation of the Company's Feluy Additives Facility. Pursuant to the Feluy Services Agreement, Albemarle will provide to the Company certain services and utilities related to the Company's petroleum additives operation in Feluy. The term of the Feluy Services Agreement is ten years, but the Company may terminate one or more of such services or utilities upon giving 60 days' notice to Albemarle or may terminate all of such services and utilities upon giving 180 days' notice to Albemarle. The Company also has the right to extend the Feluy Services Agreement for an additional ten years. Albemarle will receive from the Company reimbursement of specified costs and a monthly service fee based on a percentage of such reimbursable costs.

Indemnification and Tax-Sharing Agreements

     Pursuant to an indemnification agreement between the Company and Albemarle, the Company will indemnify Albemarle for losses to Albemarle after the Distribution Date resulting from the conduct of the Ethyl Businesses, including environmental liabilities, before and after the Distribution Date, and Albemarle will indemnify the Company for losses to the Company after the Distribution Date resulting from the conduct of the Chemicals Businesses, including environmental liabilities, before and after the Distribution Date. Tax liabilities, and related indemnification, are covered under a tax sharing agreement. Under that agreement the Company will be responsible for the taxes of the Ethyl Businesses and the Chemicals Businesses for periods prior to the Distribution, except with respect to taxes attributable to subsidiaries of the Company that will become subsidiaries of Albemarle in connection with the Distribution. Albemarle will be responsible for the taxes of the Chemicals Businesses for post-Distribution periods.

Item 7.  Financial Statements, Pro Forma Financial Information and
Exhibits.

     (a)  Financial Statements of Businesses Acquired.

               Not applicable.

     (b)  Pro Forma Financial Information.

     The pro forma condensed balance sheet of Ethyl as of December 31, 1993, presents the financial position of Ethyl assuming that the Distribution, the split of the Ethyl credit facility (such that Albemarle absorbs the transfer from Ethyl of a portion of Ethyl's borrowing under a credit facility), and the reduction of Ethyl's shareholders' equity as a result of such transfer had occurred as of that date. The pro forma condensed statements of income for the years ended December 31, 1993 and 1992, present the results of operations of Ethyl assuming that the Distribution had occurred as of January 1, 1992.
For ease of understanding, the pro forma adjustments, presented in the columns entitled "Adjustments Increases (Decreases)", consist of those adjustments which identify (i) the impact of dividing the Ethyl credit facility, transferring a portion of the debt under the credit facility to Albemarle and adjusting Ethyl's interest expense (including the impact of interest capitalization) for debt absorbed by Albemarle and (ii) the historical accounts of Albemarle (eliminated as a result of the Distribution), for which such balances for the year ended December 31, 1992 are set forth in the Form 10/A filed with the Securities and Exchange Commission on February 11, 1994. In the opinion of management, the pro forma condensed financial statements include all material adjustments necessary to restate the historical amounts to accommodate these assumptions. Each period presented should be treated as a stand-alone period.

     No pro forma adjustments are made to the condensed statements of income for selling, general and administrative expenses with respect to Ethyl, because following the Distribution, in the opinion of management, such expenses of Ethyl will not differ from the amounts remaining in the Ethyl condensed consolidated financial statements after eliminating those expenses attributable to Albemarle. The pro forma information presented is for information purposes only and may not necessarily be indicative of future results of operations and financial position or what results of operations or financial position would have been had Ethyl operated without Albemarle during the periods presented.

                                           ETHYL CORPORATION AND SUBSIDIARIES
                                          PRO FORMA CONDENSED BALANCE SHEET
                                         (In thousands of dollars)(Unaudited)
                                                    December 31, 1993
                                                                           Adjustments
                                                                   Increases        (Decreases)
                                Historical                          NoteB(i)          ProForma
Assets
Current assets:

Cash and cash equivalents       $   48,201       $               $    (32,922)      $    15,279
Accounts receivable, less
 allowance for doubtful            345,160                           (140,304)          204,856
 accounts

Inventories                        290,814                           (136,415)          154,399

Deferred income taxes
 and prepaid expenses               48,620                            (17,756)           30,864
                                   -------       ------                -------           ------
Total current assets               732,795                           (327,397)          405,398
                                   -------       ------               -------           -------


Property, plant and
 equipment                       1,908,630                          (1,363,942)         544,688

Less accumulated
 depreciation and
 amortization                     (910,360)                           686,652          (223,708)
                                   -------       ------               -------           -------
Net                                998,270                           (677,290)          320,980
                                   -------       ------               -------           -------

Other assets and deferred
 charges                           164,382                            (48,544)          115,838

Goodwill and other
 Intangibles  - net of             112,849                            (34,095)           78,754
 amortiization                     -------       ------                ------            ------
Total assets                    $2,008,296       $               $  (1,087,326)     $   920,970
                                ==========       ======              =========          =======

Liabilities and
 Shareholders' Equity

Current liabilities:

Accounts payable                $  154,971       $               $    (80,941)      $    74,030
Accrued expenses                   123,327                            (53,320)           70,007

Long-term debt,
 current portion                    14,056                            (14,043)               13

Dividends payable                   17,764                                               17,764

Income taxes payable                14,020                                               14,020
                                    ------       ------               -------            ------
Total current liabilities          324,138                           (148,304)          175,834
                                   -------       ------               -------           -------


Long-term debt                     686,986     (305,034)              (81,404)          300,548


Other noncurrent liabilities       101,617                            (29,544)           72,073


Deferred income taxes              142,774                           (120,902)           21,872

Redeemable preferred stock             200                                                  200


Shareholders' equity:


Common stock                       118,405                                              118,405

Other shareholders'
 equity                            634,176           305,034         (707,172)          232,038
                                   -------           -------          -------           -------
                                   752,581           305,034         (707,172)          350,443
                                   -------           -------          -------           -------


Total liabilities and
 shareholders' equity           $2,008,296          $             $(1,087,326)      $   920,970
                                 =========           =======        =========           =======

           See accompanying notes to the pro forma condensed financial statements.



                                             ETHYL CORPORATION AND SUBSIDIARIES

                                          PRO FORMA CONDENSED STATEMENTS OF INCOME

                                         For the Years Ended December 31, 1993 and 1992
                                            (In Thousands Except Per-Share Amounts)
                                                           (Unaudited)
                                            1993                                                      1992
                --------------------------------------------------------     ----------------------------------------------------
                                         Adjustments                                                 Adjustments
                                  Increases    (Decreases)                                    Increases     (Decreases)
                 Historical      Note B(ii)    NoteB(iii)/                                                  Note B(iii)/
                                                 (iv)          ProForma       Historical     Note B(ii)        (iv)      ProForma
                 ----------      ----------    ----------      --------       ----------     ----------     ----------   --------
Net sales         $1,938,390     $(903,418)      $            $1,034,972      $1,692,582     $(818,223)     $            $874,359

Cost of goods
 sold              1,386,251      (710,970)                      675,281       1,199,096      (631,903)                   567,193
                   ---------       -------        ------         -------       ---------       -------       -------      -------

Gross profit         552,139      (192,448)                      359,691         493,486      (186,320)                   307,166
Selling, general
 and administra-
 tive expenses       272,760      (106,161)                      166,599         236,333       (92,884)                   143,449

Research and
 development
 expenses             72,624       (30,303)                       45,321          73,831       (31,997)                    41,834

Special charges       36,150        (7,322)                       28,828           9,500              -                     9,500
                      ------          -----         ------         ------           -----        -------       -------      -----
Operating profit     167,605       (48,662)                      118,943         173,822       (61,439)                   112,383

Interest and
 financing
 expenses             44,085        (7,797)       (9,561)         26,727          62,279        (4,923)       (11,030)     46,326

Gain on sale
 of 20% of
 First Colony
 Corporation               -             -                              -        (93,600)             -                   (93,600)

Other (income)
 expenses, net        (9,987)        1,640                         (8,347)        (1,475)         1,998                       523
                       -----          -----         ------           -----          -----          -----      -------      ------
Income from
 continuing
 operations
 before income
 taxes,
 extraordinary
 item and
 cumulative effect
 of accounting
 changes             133,507       (42,505)        9,561          100,563         206,618       (58,514)       11,030      159,134


Income taxes          43,485       (20,695)        3,597           26,387          99,373       (16,771)        4,114       86,716
                      ------        ------         -----           ------          ------        ------         -----       ------

Income from
 continuing
 operations
 before extra-
 ordinary item
 and cumulative
 effect of
 accounting
 changes           $90,022      $ (21,810)    $  5,964         $ 74,176        $ 107,245     $(41,743)     $  6,916     $ 72,418
                    ======         ======        =====           ======          =======      =======         =====       ======


Earnings per
 share - income
 from continuing
 operations before
 extraordinary
 item and
 cumulative effect
 of accounting
 changes             $ 0.76(C)                                       $  0.63(C)  $  0.90(C)                              $ 0.61(C)
                       ====                                             ====        ====                                    ====


      See accompanying notes to the proforma condensed financial statements.

                    ETHYL CORPORATION AND SUBSIDIARIES

           NOTES TO THE PRO FORMA CONDENSED FINANCIAL STATEMENTS
                                (Unaudited)

A. The pro forma information presented is not necessarily indicative of the future results or financial position of Ethyl or the net income and financial position that would have resulted had the Distribution occurred prior to the periods presented.

B. The adjustments in the pro forma condensed financial statements are described below:

     (i) To record, as if the distribution occurred on December 31, 1993, the planned transfer from Ethyl to Albemarle Corporation ("Albemarle") of a portion of an Ethyl borrowing under a credit facility necessary to achieve a planned debt to total capitalization ratio and the simultaneous elimination of the historical assets, liabilities and equity of Albemarle. Also, to record the proposed distribution to holders of Ethyl common stock, par value $1.00 per share, of all of the outstanding Albemarle common stock, without par value. Approximately 59.2 million shares of Albemarle common stock are expected to be distributed (one share of Albemarle for every two shares of Ethyl).

     (ii) To eliminate the historical income and expenses of Albemarle for the respective periods presented.

     (iii) To eliminate interest expense which would have been incurred by Albemarle on debt transferred to Albemarle, including debt under the credit facility transferred from Ethyl. Interest eliminated under the credit facility was computed at the weighted average interest rates of 3.6% and 4.2% for the years ended December 31, 1993 and 1992, respectively, less capitalized interest of $1,101,000 and $949,000, respectively. Interest rates utilized to calculate the Albemarle interest eliminated under the credit facility are those rates which were available to Ethyl under its revolving credit agreement during the respective periods presented. Such rates were utilized because during management's negotiations to obtain the credit facility, the rates available to Ethyl and Albemarle on a stand alone basis were approximately the same. Management was advised that these rates would have been the same during the respective periods presented.

                    ETHYL CORPORATION AND SUBSIDIARIES

                                (Unaudited)


     (iv) To record the estimated tax benefits for the pro forma adjustment described in Note B(iii) at an assumed combined state and federal income tax rate of 37.6% and 37.3%, for the years ended December 31, 1993 and 1992, respectively.

C. Historical and pro forma earnings per share, based on income from continuing operations before extraordinary item and cumulative effect of accounting changes, are computed after deducting applicable preferred stock dividends from such income and using the weighted average number of shares of common stock and common stock equivalents outstanding for the periods presented.

                                 * * * * *

     (c)   Exhibits.

     Exhibit No.    Description

         20.        Albemarle Corporation Information Statement, dated
                    February 17, 1994

         99. Supply Agreement, dated as of December 22, 1993, between Ethyl Corporation and The Associated Octel Company Limited*
______________
*Subject to a request for confidential treatment, certain provisions of the Supply Agreement have been intentionally omitted.

                                 SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              ETHYL CORPORATION


Date:  February 21, 1994      By:  /s/ E. Whitehead Elmore
                                  ---------------------------
                                   E. Whitehead Elmore
                                   Vice President, Secretary
                                   and General Counsel